| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2023 |
| Estimated average burden hours per response...... 12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-50912 |

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Herndon Plant Oakley Ltd

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 North Shoreline Blvd., STE 2200 South

(No. and Street)

| Corpus Christi | TX | 78401 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth Ann Ragan                                              361-888-7611

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC

(Name – if individual, state last, first, middle name)

| 5179 CR 1026 | Celeste | TX | 75423 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Russell Brent Herndon _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Herndon Plant Oakley Ltd _____ , as of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



ELIZABETH RAGAN
Notary ID #124447830
My Commission Expires
December 5, 2023

_____
Signature

Partner
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONTENTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Herndon Plant Oakley Ltd.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Herndon Plant Oakley Ltd. as of December 31, 2020, and the related statements of operations, changes in partners' capital, and cash flows for the then year, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Herndon Plant Oakley Ltd. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Herndon Plant Oakley Ltd.'s management. Our responsibility is to express an opinion on Herndon Plant Oakley Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Herndon Plant Oakley Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Herndon Plant Oakley Ltd.'s financial statements. The supplemental information is the responsibility of Herndon Plant Oakley Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as Herndon Plant Oakley Ltd.'s auditor since 2001.

Celeste, Texas
February 11, 2021

1

# HERNDON PLANT OAKLEY LTD.
## Statement of Financial Condition
## December 31, 2020

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,444,010 |
| Receivable from clearing broker/dealer | | 404,192 |
| Investment advisory fees receivable | | 117,795 |
| Service fees receivable - related party | | 60,818 |
| Prepaid expenses | | 51,941 |
| Securities owned | | 600,845 |
| Clearing deposit | | 100,000 |
| Furniture and equipment, net of accumulated depreciation of $347,124 | | 110,844 |
| Deposits | | 27,993 |
| Right of use asset | | 1,256,793 |
| | | |
| **TOTAL ASSETS** | $ | 4,175,231 |

### LIABILITIES AND PARTNERS' CAPITAL

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable | $ | 172,204 |
| Accrued expenses | | 127,058 |
| Income tax payable - state | | 24,195 |
| Notes payable | | 351,400 |
| Lease liability | | 1,256,793 |
| | | |
| **TOTAL LIABILITIES** | | 1,931,650 |
| | | |
| **Partners' Capital** | | 2,243,581 |
| | | |
| **TOTAL LIABILITIES AND PARTNERS' CAPITAL** | $ | 4,175,231 |

See notes to financial statements.

**HERNDON PLANT OAKLEY LTD.**
**Statement of Operations**
**For the Year Ended December 31, 2020**

**Revenue**

| | | |
|---|---|---:|
| Securities commissions | $ | 2,482,827 |
| Mutual fund commissions | | 2,701,924 |
| Investment advisory fees | | 1,016,268 |
| Service fees - related party | | 51,871 |
| Other revenue | | 1,021,065 |
| | | |
| TOTAL REVENUE | | 7,273,955 |

**Expenses**

| | |
|---|---:|
| Clearing and other charges | 620,415 |
| Communications | 312,320 |
| Compensation and related costs | 5,244,895 |
| Occupancy and equipment costs | 289,509 |
| Professional fees | 232,446 |
| Promotional costs | 10,737 |
| Regulatory fees and expenses | 119,094 |
| Other expenses | 102,993 |
| TOTAL EXPENSES | 6,932,409 |

| | |
|---|---:|
| Net income before other gain and provision for income taxes | 341,546 |
| Unrealized gain on securities owned | 7 |
| Net income before provision for income taxes | 341,553 |
| Income taxes - state | 24,195 |
| **NET INCOME** | $ 317,358 |

See notes to financial statements.

3

**HERNDON PLANT OAKLEY LTD.**
**Statement of Changes in Partners' Capital**
**For the Year Ended  December 31, 2020**

|  | General Partner | Limited Partners | Total |
|---|---|---|---|
| Balances at December 31, 2019 | $ 0 | $ 1,928,423 | $ 1,928,423 |
| Net income | 0 | 317,358 | 317,358 |
| Distributions to partners | 0 | (2,200) | (2,200) |
| Balances at December 31, 2020 | $ 0 | $ 2,243,581 | $ 2,243,581 |

See notes to financial statements.

4

**HERNDON PLANT OAKLEY LTD.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2020**

**Cash flows from operating activities:**

| | | |
|---|---|---:|
| Net income | $ | 317,358 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Depreciation and amortization | | 34,177 |
| Unrealized gain on securities owned | | (7) |
| Changes in assets and liabilities | | |
| Increase in receivable from clearing broker/dealer | | (39,152) |
| Increase in investment advisory fees receivable | | (20,976) |
| Decrease in service fees receivable - related party | | 3,708 |
| Increase in prepaid expenses | | (2,945) |
| Increase in accounts payable | | 12,642 |
| Increase in accrued expenses | | 65,690 |
| Increase in income tax payable - state | | 4,335 |
| Net cash provided by operating activites | | 374,830 |

**Cash flows from investing activities:**

| | | |
|---|---|---:|
| Purchase of securities owned | | (600,838) |
| Purchase of property and equipment | | (7,934) |
| Net cash used in investing activites | | (608,772) |

**Cash flows from financing activities:**

| | | |
|---|---|---:|
| Proceeds from note payable | | 351,400 |
| Distributions to partners | | (2,200) |
| Net cash provided by financing activites | | 349,200 |
| Net increase in cash and cash equivalents | | 115,258 |
| Cash and cash equivalents at beginning of year | | 1,328,752 |
| Cash and cash equivalents at end of year | $ | 1,444,010 |

**Supplemental Disclosures of Cash Flow Information:**

| | | |
|---|---|---:|
| Cash paid during the year for: | | |
| Income taxes - state | $ | 19,860 |
| Interest | $ | 0 |

See notes to financial statements.

**Note 1 - Nature of Business and Summary of Significant Accounting Policies**

Nature of Business:

Herndon Plant Oakley Ltd. (the Partnership), a Texas limited partnership, was formed in January 1998. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Partnership is also registered with the SEC pursuant to Section 203 of the Investment Advisors Act of 1940. The Partnership's operations consist primarily of providing securities brokerage and investment advisory services to individuals located throughout the United States.

The Partnership operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For the Partnership's other business activities it is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Partnership does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The general partner of the Partnership is Herndon Plant Oakley I Inc. (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2030, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is credited or charged to operations.

**Note 1** - **Nature of Business and Summary of Significant Accounting Policies (continued)**

The Partnership's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Cash Equivalents

The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is provided for using straight line methods over the estimated useful lives of primarily five to seven years.

Revenue Recognition

*Significant Judgments*

Revenue from contracts with customers includes securities commissions, mutual fund commissions, investment advisory fees and service fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

*Securities Commissions*

The Partnership buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Partnership charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Partnership fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also include commission on alternative investments, interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date.

**Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>**

*Mutual Fund Commissions*

The Partnership enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Partnership may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Partnership believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Partnership's influence, the Partnership does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

*Investment Advisory Fees*

The Partnership provides investment advisory services on a daily basis. The Partnership believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Partnership. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly in arears. Fees are recognized as revenue monthly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

*Service Fees – Related Party*

The Partnership provides office and administrative services to a related party. The Partnership believes that the performance obligation is satisfied when individually identifiable services are provided or expenses paid on behalf of the related party. Service fees are billed and recognized quarterly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

**Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>**

<u>Advertising Costs</u>

The Partnership expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising costs totaled $10,737 during 2020.

*Leases*

The Partnership leases corporate office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The corporate office space leases are included in operating lease right-of-use ("ROU") asset and operating lease liability in the statement of financial condition. There are currently no finance leases.

ROU asset represents the right to use the underlying assets for the lease term, and the lease liability represents the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Partnership uses the implicit rate when it is readily determinable. Since the Partnership's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Partnership's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Partnership's lease terms may include options to extend or terminate the lease when it is reasonably certain the option will be exercised.

The corporate office lease agreements include provisions for variable rent payments, which are adjusted periodically for inflation. The corporate office lease agreements do not contain any material residual value guarantees.

The Partnership has elected to apply the short-term lease exception to all leases with a term of one year or less.

**Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)**

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

As of December 31, 2020, open Federal tax years subject to examination include the tax years ended December 31, 2017 through December 31, 2019.

The Partnership is subject to state income taxes.

**Note 2 - Transactions with Clearing Broker/Dealer**

The Partnership has a clearing agreement with a national clearing broker/dealer to provide clearing, execution and other related services, with a monthly minimum charge of $10,000. The agreement also requires the Partnership to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer. The Partnership received a signing incentive of $1,000,000 from the clearing broker/dealer in 2020. This amount is reflected in the accompany statement of operations as other income. There are annual decreasing termination fees to the Partnership if the agreement is terminated by the Partnership before the end of the five year period ending October 31, 2025. As of December 31, 2020, the termination fee is $1,200,000.

**Note 3 - Net Capital Requirements**

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Partnership had net capital of $1,870,504 which was $1,620,504 in excess of its net capital requirement $250,000. The Partnership's net capital ratio was .17 to 1.

**Note 4 - Fair Value / Securities Owned**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020.

Debt securities: Valued by the Partnership using the actual bid prices of similar securities. When bid prices are not available for similar securities, the Partnership uses market observable inputs in determining the valuation for a security based on underlying characteristics of the debt instrument.

**Note 4  -  Fair Value / Securities Owned (continued)**

The following table sets forth by level, within the fair value hierarchy, the Partnership's assets at fair value as of December 31, 2020

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Debt Securities | $     - | $ 600,845 | $     - | $ 600,845 |

Securities owned consists of one U.S. Treasury note and two certificates of deposit, which mature in October 2021, January 2021, and January 2021, respectively. Cost and fair values of the securities owned at December 31, 2020, are as follows:

| Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|
| $ 600,838 | $      7 | $      - | $ 600,845 |

There were no transfers between level 1 and level 2 during the year.

There were no assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2020.

**Note 5  -  Furniture and Equipment**

Furniture and equipment is carried at cost less accumulated depreciation and consists of the following:

| | |
|---|---|
| Furniture, fixtures and equipment | $ 171,063 |
| Leasehold improvements | 286,905 |
| | 457,968 |
| Accumulated depreciation | (347,124) |
| | $ 110,844 |

Depreciation expense for the year was $34,177 and is reflected in the accompanying statement of operations as occupancy and equipment costs.

**Note 6 - <u>Note Payable</u>**

In April 2020, the Partnership received loan proceeds of $351,400 under the Paycheck Protection Program (PPP). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (CARES Act), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loan matures on April 15, 2022 and bears interest at a rate of 1.00% per annum, payable monthly commencing in November 2020. The Partnership intends to use the entire loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

**Note 7 - <u>Off-Balance-Sheet Risk and Concentration of Credit Risk</u>**

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries the accounts of the customers of the Partnership and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

At various times during the year the Partnership maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2020, there was no uninsured balance.

At December 31, 2020, the Partnership has $2,442,757, or approximately 59% of its total assets, in money market funds, commissions receivable, a clearing deposit, and securities owned held by or due from its clearing broker/dealer.

**Note 8 - <u>Lease Commitments</u>**

The Partnership leases its corporate office space under non-cancelable operating leases expiring through July 2025. The following summarizes the line items in the statement of financial condition which include amounts for the corporate office lease as of December 31, 2020:

| | |
|---|---|
| Operating Lease Right-of-use asset | $1,256,793 |
| Lease Liability | $1,256,793 |

The discount rate used on the operating leases was 6%.

**Note 8 - Lease Commitments (continued)**

The maturities of the lease liability as of December 31, 2020 were as follows:

|  |  |
|---|---|
| 2021 | $ 444,161 |
| 2022 | 345,654 |
| 2023 | 261,687 |
| 2024 | 265,316 |
| Thereafter | 134,423 |
| Total lease payments | 1,451,241 |
| Less: interest | (194,448) |
| Present value of lease liability | $1,256,793 |

The Partnership expects certain of the above lease commitments to be paid directly by Oxbow Advisors, LLC (Oxbow), a related party. Estimated lease payments to be paid by Oxbow total $1,391,642 over the term of the leases. Lease payments paid directly by Oxbow totaled $305,942 for the year.

Total rent expense for the year under operating leases was $198,207 (which includes additional rental and proportionate share of operating expenses and parking payable under the lease agreements), and is reflected in the accompanying statement of operations as occupancy and equipment costs.

**Note 9 - Related Party Transactions/Economic Dependency/Concentrations**

The Partnership is economically dependent on and under the control of the General Partner and the existence of that dependency and control creates a financial position and operating results significantly different than if the companies were autonomous.

The three limited partners of the Partnership, who are also registered securities representatives and officers of the General Partner, generated substantially all of the Partnership's revenue for the year ended December 31, 2020. The Partnership is economically dependent upon the limited partners due to the concentration of services provided by them.

**Note 9 - Related Party Transactions/Economic Dependency/Concentrations (continued)**

The Partnership has an Office and Administrative Services Agreement (Agreement) with Oxbow. Under the Agreement, the Partnership assists Oxbow with the day to equipment and supplies; assists Oxbow with compliance; provides marketing and sales services; arranges for and monitors professional services; and provides any other services required in Oxbow's administration as agreed to by the Partnership and Oxbow. The Partnership also pays overhead expenses of Oxbow. Oxbow reimburse the Partnership for its proportionate use of or benefit from these services provided and expenses paid by the Partnership. The Agreement was not consummated on terms equivalent to arms-length transactions. Service fees earned for the year ended December 31, 2020 were $51,871. The Partnership has $13,773 receivable under the Agreement and other receivables from Oxbow totaling $60,818 at December 31, 2020.

Oxbow paid rents on operating leases for which the Partnership has obligation totaling $305,942 for the year ended December 31, 2020.

**Note 10 - 401(k) Profit Sharing Plan**

The Partnership adopted the Herndon Plant Oakley Ltd. 401(k) Profit Sharing Plan (the Plan) effective June 1, 1999.

The Partnership did not contribute any matching amounts for 2020.

The Plan also provides a profit sharing component where the Partnership can make a discretionary contribution to the Plan, which is allocated based on the compensation of eligible employees. Discretionary profit sharing contributions for the year totaled $79,288 and are reflected in the accompanying statement of operations as compensation and related costs.

**Note 11 - Contingencies**

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

**Note 12 - Subsequent Events**

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2020, through February 11, 2021, the date which the financial statements were available to be issued.

**HERNDON PLANT OAKLEY LTD.**
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2020

**Computation of Net Capital**

| | | |
|---|---|---:|
| Total partners' capital qualified for net capital | $ | 2,243,581 |
| | | |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Petty cash | | 289 |
| Investment advisory fees receivable | | 117,795 |
| Service fees receivable - related party | | 60,818 |
| Prepaid expenses | | 51,941 |
| Furniture and equipment, net | | 110,844 |
| Deposits | | 27,993 |
| | | |
| Total deductions and/or charges | | 369,680 |
| | | |
| Net capital before haircuts | | 1,873,899 |
| | | |
| Haircuts on securities: | | |
| Cash equivalents | | 390 |
| Marketable securities | | 3,005 |
| | | |
| Net Capital | $ | 1,870,504 |
| | | |
| Aggregate indebtedness | | |
| Accounts payable | $ | 172,204 |
| Accrued expenses | | 127,058 |
| Income tax payable - state | | 24,195 |
| | | |
| Total aggregate indebtedness | $ | 323,457 |
| | | |
| Computation of basic net capital requirement | | |
| Minimum net capital required (greater of $250,000 or 1/15 of aggregate indebtedness) | $ | 250,000 |
| | | |
| Net capital in excess of minimum requirement | $ | 1,620,504 |
| | | |
| Ratio of aggregate indebtedness to net capital | | .17 to 1 |

**Reconciliation of Computation of Net Capital**

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2020 as filed by Herndon Plant Oakley, Ltd. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

**Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors**

No statement is required as no subordinated liabilities existed at any time during the year.

**Statement Regarding the Reserve Requirements and Possession or Control Requirements**

The Partnership operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and is also considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Partnership does not hold customer funds or securities. The Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Herndon Plant Oakley Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report of Herndon Plant Oakley Ltd., in which (1) Herndon Plant Oakley Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions), and (2) Herndon Plant Oakley Ltd. stated that Herndon Plant Oakley Ltd. met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception. Herndon Plant Oakley Ltd. is also filing this Exemption Report because Herndon Plant Oakley Ltd.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not carry accounts of or for customers; and (2) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception (Non-Covered Firm provision). Herndon Plant Oakley Ltd.'s management is responsible for compliance with the exemption provisions, Non-Covered Firm provision, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Herndon Plant Oakley Ltd.'s compliance with the exemption provisions and Non-Covered Firm Provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 11, 2021

5179 CR 1026   Celeste, TX 75423   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

# Herndon Plant Oakley Ltd

800 North Shoreline Blvd., STE 2200 South / Corpus Christi, Texas 78401
361-888-7611

## Exemption Report

Herndon Plant Oakley Ltd (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not carry accounts of or for customers; and (2) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

**Herndon Plant Oakley Ltd**

I, Brent Herndon, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Russell Brent Herndon, Partner
January 22, 2021